SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 1, 2012

List of materials

Documents attached hereto:

i) Press Release announcing Sony names Kazuo Hirai as President and CEO; Sir Howard Stringer to become Chairman of the Board of Directors.

1-7-1 Konan, Minato-ku
News & Information	Tokyo 108-0075

No. 12 – 018E
February 1, 2012

Sony names Kazuo Hirai as President and CEO;
Sir Howard Stringer to become Chairman of the Board of Directors

TOKYO, Japan – Sony Corporation (“Sony”) today announced that Kazuo Hirai has been appointed as President and Chief Executive Officer, effective April 1, 2012.  Sir Howard Stringer, currently Chairman, CEO and President, will become Chairman of the Board of Directors in June, 2012.

Mr. Stringer recommended to the Sony Board of Directors that Mr. Hirai, currently Executive Deputy President, be his successor as President and CEO.  Mr. Stringer will continue as Chairman of Sony Corporation until his ascension to the Board Chairmanship, which will become effective upon Board approval following the annual meeting of shareholders in June, when the current Chairman, Yotaro Kobayashi, will retire.  Mr. Hirai is also expected to be appointed to the Board at the June shareholders meeting.

Comment from Sir Howard Stringer

“Three years ago, I started to work with the Board on succession plans, and in February, 2009 we named a new generation of leaders to be my management team.  Among them was Kaz Hirai, who had distinguished himself through his work in the PlayStation ® and networked entertainment businesses.  Kaz is a globally focused executive for whom technology and the cloud are familiar territory, content is highly valued, and digital transformation is second nature.  I believe his tough-mindedness and leadership skills will be of great benefit to the company and its customers in the months and years ahead.  I look forward to helping Kaz in every way I can so that succession leads inevitably to success.  It was my honor to recommend him to the Board for the positions of President and CEO, because he is ready to lead, and the time to make this change is now.”

Comment from Kazuo Hirai

“As challenging as times are for Sony now, were it not for the strong leadership of Sir Howard Stringer these past seven years, we would have been in a much more difficult position.  I am grateful to Sir Howard and to the Board for their confidence in me, and I look forward to working with everyone at Sony more closely than ever before to build a strong future for our customers, shareholders, partners and employees.  The path we must take is clear: to drive the growth of our core electronics businesses - primarily digital imaging, smart mobile and game; to turn around the television business; and to accelerate the innovation that enables us to create new business domains.  The foundations are now firmly in place for the new management team and me to fully leverage Sony’s diverse electronics product portfolio, in conjunction with our rich entertainment assets and growing array of networked services, to engage with our customers around the world in new and exciting ways.”

Comment from Yotaro Kobayashi, Chairman of the Board

“The Board is grateful to Sir Howard Stringer for all he has done to help Sony travel such a long and vital way down the road from an analogue to a digital company.  He has clearly recognized the importance of connecting our tremendous products with networks and content so that our devices come fully alive in the hands of consumers.  We agree with Sir Howard that Kazuo Hirai is the right man at the right time to lead Sony.  He has a unique capacity to inspire people, to build teams, to make the tough decisions, and to think with clarity and foresight about the challenges we face and how to surmount them.  We are also pleased that Sir Howard has accepted our request to remain with Sony after June as Chairman of the Board of Directors.  His leadership and experience will be of immeasurable assistance to us all.”